Exhibit 99.1

GOLD RESERVE INC.

September 30, 2023

Interim Consolidated Financial Statements

U.S. Dollars

(unaudited)

1

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - Expressed in U.S. dollars)

			September 30, 2023	December 31, 2022
ASSETS
Current Assets:
Cash and cash equivalents (Note 3)			$3,332,838	$15,380,489
Term deposits (Note 4)			35,586,890	27,499,188
Marketable equity securities (Note 5)			814,350	98,053
Assets held for sale (Note 6)			775,000	–
Income tax receivable (Note 10)			–	8,091,104
Prepaid expense and other			506,253	458,939
Total current assets			41,015,331	51,527,773
Property, plant and equipment, net (Note 6)			399,935	1,416,152
Total assets			$41,415,266	$52,943,925
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 2)			$1,256,004	$647,283
Income tax payable (Note 10)			9,514,009	–
Severance accrual (Note 9)			–	531,981
Contingent value rights (Note 2)			–	172,077
Total current liabilities			10,770,013	1,351,341

Total liabilities			10,770,013	1,351,341

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares			302,681,173	302,679,682
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2023…99,548,711	2022…99,547,710
Contributed surplus			20,625,372	20,625,372
Stock options (Note 9)			23,560,891	23,561,301
Accumulated deficit			(316,222,183)	(295,273,771)
Total shareholders' equity			30,645,253	51,592,584
Total liabilities and shareholders' equity			$41,415,266	$52,943,925

Contingencies (Notes 2 and 9)

The accompanying notes are an integral part of the interim consolidated financial statements.

Approved by the Board of Directors:

/s/ James P. Tunkey /s/ Yves M. Gagnon

2

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
INCOME (LOSS)
Interest income	$484,839	$176,784	$1,414,042	$251,964
Unrealized gain (loss) on equity securities (Note 5)	377,213	(46,608)	716,297	8,215
Foreign currency loss	(21,334)	(70,137)	(16,808)	(116,010)
	840,718	60,039	2,113,531	144,169
EXPENSES
Corporate general and administrative (Notes 2 and 9)	926,620	1,060,499	2,958,793	3,719,858
Siembra Minera Project and related costs (Note 7)	–	–	–	223,237
Exploration costs	36,503	6,908	54,685	23,296
Write-down of assets held for sale (Note 6)	–	–	193,750	–
Legal and accounting	515,846	535,327	1,226,617	1,383,804
Enforcement of Arbitral Award (Note 2)	166,779	90,463	900,611	140,877
Equipment holding costs	40,433	70,198	122,374	145,699
	1,686,181	1,763,395	5,456,830	5,636,771

Net loss before income tax for the period	$(845,463)	$(1,703,356)	$(3,343,299)	$(5,492,602)
Income tax expense (Note 10)	(17,605,113)	–	(17,605,113)	–

Net loss and comprehensive loss for the period	$(18,450,576)	$(1,703,356)	$(20,948,412)	$(5,492,602)

Net loss per share, basic and diluted	$(0.19)	$(0.02)	$(0.21)	$(0.06)
Weighted average common shares outstanding, basic and diluted	99,548,178	99,547,710	99,547,868	99,547,710

The accompanying notes are an integral part of the interim consolidated financial statements.

3

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited - Expressed in U.S. dollars)

For the Three Months Ended September 30, 2023 and 2022
	Common Shares		Contributed Surplus	Stock Options	Accumulated Deficit
	Number	Amount
Balance, June 30, 2023	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,561,301	$ (297,771,607)
Net loss for the period	–	–	–	–	(18,450,576)
Share issuance	1,001	1,491	–	(410)	–
Balance, September 30, 2023	99,548,711	$ 302,681,173	$ 20,625,372	$ 23,560,891	$ (316,222,183)

Balance, June 30, 2022	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,409,987	$ (290,466,501)
Net loss for the period	–	–	–	–	(1,703,356)
Stock option compensation (Note 9)	–	–	–	3,799	–
Balance, September 30, 2022	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,413,786	$ (292,169,857)

For the Nine Months Ended September 30, 2023 and 2022
	Common Shares		Contributed Surplus	Stock Options	Accumulated Deficit
	Number	Amount
Balance, December 31, 2022	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,561,301	$ (295,273,771)
Net loss for the period	–	–	–	–	(20,948,412)
Share issuance	1,001	1,491	–	(410)	–
Balance, September 30, 2023	99,548,711	$ 302,681,173	$ 20,625,372	$ 23,560,891	$ (316,222,183)

Balance, December 31, 2021	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,402,083	$ (286,677,255)
Net loss for the period	–	–	–	–	(5,492,602)
Stock option compensation (Note 9)	–	–	–	11,703	–
Balance, September 30, 2022	99,547,710	$ 302,679,682	$ 20,625,372	$ 23,413,786	$ (292,169,857)

The accompanying notes are an integral part of the interim consolidated financial statements.

4

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2023	2022	2023	2022
Cash Flows from Operating Activities:
Net loss for the period	$ (18,450,576)	$ (1,703,356)	$(20,948,412)	$(5,492,602)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock option compensation	–	3,799	–	11,703
Depreciation	15,620	25,679	47,467	78,965
Write-down of assets held for sale	–	–	193,750	–
Unrealized (gain) loss on marketable equity securities	(377,213)	46,608	(716,297)	(8,215)
Amortized interest on term deposits	(465,769)	–	(1,247,542)	–
Decrease in income tax receivable related to change in uncertain tax position	8,091,104	–	8,091,104	–
Changes in non-cash working capital:
Decrease in income tax receivable	–	–	–	591,735
Increase in income tax payable	9,514,009	–	9,514,009	–
Decrease in severance accrual	–	–	(531,981)	–
Decrease in contingent value rights accrual	(60,383)	–	(172,077)	–
Net decrease (increase) in prepaid expense and other	277,889	368,230	(47,314)	(232,512)
Net increase in payables and accrued expenses	256,784	153,889	608,721	828,146
Net cash used in operating activities	(1,198,535)	(1,105,151)	(5,208,572)	(4,222,780)
Cash Flows from Investing Activities:
Purchase of term deposits	(8,324,085)	–	(38,777,098)	–
Proceeds from maturity of term deposits	11,536,938	–	31,936,938	–
Net cash provided by (used in) investing activities	3,212,853	–	(6,840,160)	–
Cash Flows from Financing Activities:
Proceeds from the exercise of stock options	1,081	–	1,081	–
Net cash provided by financing activities	1,081	–	1,081	–
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	2,015,399	(1,105,151)	(12,047,651)	(4,222,780)
Cash and cash equivalents - beginning of period	1,317,439	46,000,001	15,380,489	49,117,630
Cash and cash equivalents - end of period	$ 3,332,838	$ 44,894,850	$3,332,838	$44,894,850

The accompanying notes are an integral part of the interim consolidated financial statements.

5

Note 1. The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve," the "Company," "we," "us," or "our") is engaged in the business of evaluating, acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. Management's primary recent activities have included those related to corporate and legal activities associated with the collection of the unpaid balance of the Award (defined below, see Note 2) and matters related to the Siembra Minera project (the "Siembra Minera Project").

The U.S. and Canadian governments have imposed various sanctions (the "Sanctions") targeting the Bolivarian Republic of Venezuela (“Venezuela”). The Sanctions, in aggregate, essentially prevent any dealings with Venezuelan government or state-owned or controlled entities and prohibit directors, management and employees of the Company who are U.S. Persons from dealing with certain Venezuelan individuals or entering into certain transactions.

The Sanctions imposed by the U.S. government generally block all property of the government of Venezuela and prohibit directors, management and employees of the Company who are U.S. Persons (as defined by U.S. Sanction statutes) from dealing with the Venezuelan government and/or state-owned/controlled entities, entering into certain transactions or dealing with Specially Designated Nationals and target corruption in, among other identified sectors, the gold sector of the Venezuelan economy.

The Sanctions imposed by the Canadian government include asset freezes and prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law).

The cumulative impact of the Sanctions continues to prohibit or restrict the Company from working with Venezuelan government officials with respect to the Settlement Agreement (defined below) and/or payment of the remaining balance of the Award plus interest and/or pursuing remedies with respect to the Resolution (defined below) by the Venezuelan Ministry of Mines to revoke the mining rights in connection with the Siembra Minera Project and/or finance, develop and operate the Siembra Minera Project.

Basis of Presentation and Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The statements include the accounts of the Company, Gold Reserve Corporation and three Barbadian subsidiaries one of which was formed to hold our equity interest in Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”) which is beneficially owned 55% by a Venezuelan state-owned entity and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our cash holdings (See Note 3).

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized development costs under property, plant and equipment. Mineral property acquisition costs are capitalized and holding costs of such properties are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, except for equipment not yet placed into use. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over five to ten years.

6

Assets Held for Sale. Long-Lived assets are classified as held for sale in the period in which certain criteria are met. Assets held for sale are measured at the lower of carrying amount or fair value less cost to sell and are not depreciated as long as they remain classified as held for sale.

Impairment of Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset's fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries') functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain an equity incentive plan which provides for the grant of stock options to purchase Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock-based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Uncertain Tax Positions. We record uncertain tax positions based on a two-step process that separates recognition from measurement. The first step is determining whether a tax position has met the recognition threshold which requires that the Company determine if it is more likely than not that it will sustain the tax benefit taken or expected to be taken in the event of a dispute with taxing authorities. The second step, for those positions meeting the “more likely than not” threshold, is to recognize the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement with taxing authorities. Management periodically evaluates positions taken in tax returns in situations in which applicable tax regulation is subject to interpretation. The Company establishes provisions where appropriate on the basis of amounts expected to be received from or paid to tax authorities.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods. The Company classifies interest and penalties on underpayment of income tax as income tax expense.

Marketable Equity Securities. The Company's marketable equity securities are reported at fair value with changes in fair value included in the statement of operations.

Equity accounted investments. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee are accounted for by the equity method.

7

Financial Instruments. Marketable equity securities are measured at fair value at each reporting date, with the change in value recognized in the statement of operations as an unrealized gain or loss. Cash and cash equivalents, term deposits, deposits, advances and receivables are accounted for at amortized cost which approximates fair value (See Notes 3 and 4). Accounts payable and contingent value rights are recorded at amortized cost which approximates fair value.

Note 2. Enforcement of Arbitral Award:

In October 2009, we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our previous mining project known as the "Brisas Project." On September 22, 2014, we were granted an Arbitral Award (the "Award") totaling $740.3 million.

In July 2016, we signed the Settlement Agreement, subsequently amended, whereby Venezuela agreed among other things to pay us a total of approximately $1.032 billion which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data") in a series of payments ending on or before June 15, 2019 (the "Settlement Agreement"). As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data. Venezuela has been in breach of the Settlement Agreement since 2018. The Company is pursuing enforcement of the Award through legal proceedings in the United States and Portugal.

To date, the Company has received payments of approximately $254 million pursuant to the Settlement Agreement. Venezuela is in breach of the Settlement Agreement and the Company is pursuing enforcement of the Award in the United States and other jurisdictions (which includes collection efforts). The remaining unpaid amount due from Venezuela pursuant to the Award totals an estimated $1.035 billion (including interest) as of September 30, 2023. In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities on its financial statements which would include taxes, bonus plan and contingent value right payments, described below, as management has not yet determined that payment from Venezuela is probable. While collection efforts continue, including legal proceedings in the United States and Portugal, the timing and amount of any funds collected under the Award, if any, is not yet probable such that any change in value of the Award receivable or associated liabilities has been recognized as at September 30, 2023. This judgement was based on various factors including the Sanctions imposed on Venezuela, the current economic and political instability in Venezuela, the history of non-payment by Venezuela under the terms of the Settlement Agreement and the Resolution (See Note 7). The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The post-Award interest rate is LIBOR plus two percent. With the phase out of LIBOR, the U.S. Congress enacted the Adjustable Interest Rate (LIBOR) Act to establish a process for replacing LIBOR in existing contracts. The U.S. Federal Reserve Board adopted a final rule that implements the Adjustable Interest Rate (LIBOR) Act by identifying benchmark rates based on the Secured Overnight Financing Rate (SOFR) that replaced LIBOR in certain financial contracts after June 30, 2023. Accordingly, effective July 1, 2023, the Company began calculating the interest due on the unpaid amount of the Award using a benchmark replacement rate based on SOFR plus two percent.

We have Contingent Value Rights ("CVRs") outstanding that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale, as such terms are defined in the CVRs (the "Proceeds"), less amounts for certain specified obligations (as defined in the CVR), as well as a bonus plan as described below. As of September 30, 2023, the total cumulative obligation payable pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award (not taking into account the claim and settlement with the CVR holders, as described below) was approximately $10 million, substantially all of which has been paid to the CVR holders.

8

As previously disclosed, a dispute existed between the Company and the holder of the majority of the CVRs. The holder believed that the Company's 45% interest in Siembra Minera represented "Proceeds" for purposes of the CVRs and as such the CVR holders were entitled to the value of 5.466% of that interest on the date of its acquisition. In December 2022, the Company and such holder agreed to settle their differences and entered into an agreement whereby the Company paid $350,000 in exchange for the release of claims made by the holder. The Company also decided to offer a pro-rata settlement with the other CVR holders of approximately $112,000, in the aggregate, of which approximately $85,000 was payable to other related parties. The Company recorded CVR expense in relation to this matter of approximately $462,000 during 2022.

We maintain a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their past and present contributions to the Company. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. The bonus pool is determined substantially the same as Net Proceeds for the CVR. As of September 30, 2023, the total cumulative obligation payable pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, all of which has been paid to the Bonus Plan participants.

Due to U.S. and Canadian Sanctions and the uncertainty of transferring the remaining amounts due from Venezuela to bank accounts outside of Venezuela, management only considers those funds received by the Company into its North American bank accounts as funds available for purposes of the CVR and Bonus Plan cash distributions.

Following receipt, if any, of additional funds pursuant to the Award and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining amounts, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the remaining amount owed by Venezuela.

Note 3. Cash and Cash Equivalents:

Cash and Cash Equivalents

	September 30,	December 31,
	2023	2022
Bank deposits	$814,093	$1,123,095
Short term investments	2,518,745	14,257,394
Total	$3,332,838	$15,380,489

The Company’s cash and cash equivalents are predominantly held in U.S. banks and Canadian chartered banks. Short term investments include money market funds, certificates of deposit and U.S. treasury bills which mature in three months or less.

Note 4. Term Deposits:

	September 30,	December 31,
	2023	2022
U.S. Treasury Bills	$31,688,034	$27,499,188
Certificates of deposit	3,898,856	–
	$35,586,890	$27,499,188

The Company has term deposits which are classified as held to maturity, carried at amortized cost and have original maturities of between 3 and 12 months. Term deposits consist of U.S. treasury bills purchased at a discount and amortized to face value over their respective terms and bank certificates of deposit. In 2023, the Company recorded non-cash interest income of $1,247,542 related to the amortization of discount on U.S. treasury bills and accrued interest on bank certificates of deposit.

9

Note 5. Marketable Securities:

	September 30,	December 31,
Schedule of Marketable Securities Value	2023	2022
Equity securities
Fair value and carrying value at beginning of period	$98,053	$105,218
Increase (decrease) in fair value	716,297	(7,165)
Fair value and carrying value at balance sheet date	$814,350	$98,053

Marketable equity securities are classified as trading securities and accounted for at fair value, based on quoted market prices with unrealized gains or losses recorded within “Income (Loss)” in the Consolidated Statements of Operations.

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity's own assumptions. The fair values of the Company's marketable equity securities as at the balance sheet date are based on Level 1 inputs.

Note 6. Property, Plant and Equipment:

Property, Plant and Equipment

		Accumulated
	Cost	Depreciation	Net
September 30, 2023
Furniture and office equipment	$423,813	$(381,686)	$42,127
Transportation equipment	326,788	(319,116)	7,672
Leasehold improvements	29,390	(29,254)	136
Mineral property	350,000	–	350,000
	$1,129,991	$(730,056)	$399,935

		Accumulated
	Cost	Depreciation	Net
December 31, 2022
Machinery and equipment	$968,750	$–	$968,750
Furniture and office equipment	423,813	(357,690)	66,123
Transportation equipment	326,788	(296,053)	30,735
Leasehold improvements	29,390	(28,846)	544
Mineral property	350,000	–	350,000
	$2,098,741	$(682,589)	$1,416,152

Machinery and equipment at December 31, 2022 consisted of a semi-autogenous grinding (SAG) mill shell originally intended for use on the Brisas Project. During the three months ended September 30, 2023, the Company signed an agreement to sell the SAG mill shell and expects the sale will be completed prior to the end of the year. The SAG mill shell will remain classified as assets held for sale until the sale has closed. In conjunction with the sale, during the second quarter of 2023 the Company recorded an impairment charge of approximately $0.2 million to reduce the carrying value of the SAG mill shell to $775,000 which is its estimated fair value less costs to sell. We evaluate our equipment and mineral property to determine whether events or changes in circumstances have occurred that may indicate that the carrying amount may not be recoverable. During the fourth quarter of 2022, the Company had recorded an impairment write-down of $0.6 million.

10

Note 7. Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In August 2016, we executed the Contract for the Incorporation and Administration of the Mixed Company with the government of Venezuela and in October 2016, together with an affiliate of the government of Venezuela, we incorporated Siembra Minera by subscribing for shares in Siembra Minera for a nominal amount. The primary purpose of this entity is to develop the Siembra Minera Project. Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera was granted by the government of Venezuela certain gold, copper, silver and other strategic mineral rights (primarily comprised of the historical Brisas and Cristinas areas) contained within Bolivar State comprising the Siembra Minera Project.

In March 2022, the Ministry of Mines of Venezuela (“Ministry”) issued a resolution to revoke the mining rights of Siembra Minera for alleged non-compliance by Siembra Minera with certain Venezuelan mining regulations (the “Resolution”). Siembra Minera filed a reconsideration request in May 2022 which was denied by the Ministry. The Company disagrees with both the substantive and procedural grounds claimed by the Venezuelan government regarding the revocation of mining rights and the reconsideration request. The Company withdrew its appeal of the Resolution with the Venezuelan Supreme Court of Justice and the appeal was terminated in October 2023. The Sanctions, along with other constraints, could adversely impact our ability to finance, develop and operate the Siembra Minera Project or collect or repatriate sums under the Settlement Agreement. The Company directly incurred the costs associated with the Siembra Minera Project which, beginning in 2016 through March 31, 2022, amounted to a total of approximately $22.9 million. During the first nine months of 2023, the Company incurred approximately $0.8 million of certain Venezuelan related costs which, previous to March 31, 2022, were recorded as Siembra Minera Project and related costs. Beginning in the second quarter of 2022, as a result of the Resolution, these costs were recorded in general and administrative expense.

Note 8. 401(k) Plan:

The 401(k) Plan, formerly entitled the KSOP Plan, was originally adopted in 1990 and was most recently restated effective January 1, 2021. The purpose of the 401(k) Plan is to offer retirement benefits to eligible employees of the Company. The 401(k) Plan provides for a salary deferral, a non-elective contribution of 3% of each eligible Participant’s annual compensation and discretionary contributions. Allocation of Class A common shares or cash to participants' accounts, subject to certain limitations, is at the discretion of the Board. Cash contributions for the 2022 plan year were approximately $140,000. As of September 30, 2023, no contributions by the Company had been made for the 2023 plan year.

Note 9. Stock Based Compensation Plans:

Equity Incentive Plan

The Company's equity incentive plan provides for the grant of stock options to purchase up to a maximum of 9,939,500 of the Company’s Class A common shares. As of September 30, 2023, there were 2,361,107 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSX Venture Exchange and as may be determined by the Board or a committee of the Board established pursuant to the equity incentive plan.

Stock option transactions for the nine months ended September 30, 2023 and 2022 are as follows:

	2023		2022
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	7,578,393	$ 2.03	7,218,393	$ 2.08
Options exercised	(1,001)	1.08	-	-
Options outstanding - end of period	7,577,392	$ 2.03	7,218,393	$ 2.08

Options exercisable - end of period	7,577,392	$ 2.03	7,218,393	$ 2.08

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The following table relates to stock options at September 30, 2023:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$0.99 - $1.28	358,999	$1.07	$ 514,628	9.09	358,999	$1.07	$ 514,628	9.09
$1.60 - $1.60	2,983,750	$1.60	2,685,375	8.01	2,983,750	$1.60	2,685,375	8.01
$1.61 - $1.93	435,000	$1.77	317,500	6.03	435,000	$1.77	317,500	6.03
$2.39 - $2.39	3,369,643	$2.39	370,661	3.38	3,369,643	$2.39	370,661	3.38
$3.15 - $3.26	430,000	$3.21	0	1.21	430,000	$3.21	0	1.21
$0.99 - $3.26	7,577,392	$2.03	$ 3,888,164	5.50	7,577,392	$2.03	$ 3,888,164	5.50

The Company recorded non-cash compensation during the nine months ended September 30, 2023 and 2022 of $0 and $11,703, respectively upon the vesting of stock options granted in prior periods.

Change of Control Agreements

The Company maintains change of control agreements with certain officers and consultants. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of 25 percent of the voting power of the Company’s outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of September 30, 2023, the amount payable to participants under the change of control agreements, in the event of a Change of Control, was approximately $7.1 million, which has not been recognized herein as no event of a change of control has been triggered as of the date of this report.

Senior Management Employment Agreements

In the fourth quarter of 2021, the Company and certain members of senior management entered into employment agreements as part of a three-year cost reduction program. The plan provides for the reduction of cash compensation and the payment of an incentive bonus upon the achievement of specific objectives related to the development of the Company’s business and prospects in Venezuela within certain time frames. As of September 30, 2023, the estimated maximum amount payable under the plan in the event of the achievement of the specific objectives was approximately $2.8 million. This amount has not been recognized herein and will only be recognized when, in management’s judgment, it is probable the specific objectives will be achieved. The plan also provides for severance payments upon the occurrence of certain events resulting in termination of employment. As of December 31, 2022, the Company had an accrued liability for severance payments of approximately $0.5 million which was paid during the first quarter of 2023.

Subsequent to September 30, 2023, the company’s CEO, who is also a director, announced his retirement as CEO effective as of February 13, 2024. He has a Change of Control agreement and is a participant in the Bonus Plan and incentive bonus program. Upon the effective date of his retirement, he will be entitled to a severance benefit of approximately $0.7 million under the terms of his employment agreement referred to above.

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Note 10. Income Tax:

Income tax benefit (expense) for the nine months ended September 30, 2023 and 2022 differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2023		2022
	Amount	%	Amount	%
Income tax benefit based on Canadian tax rates	$ 835,825	25	$ 1,373,151	25
Decrease due to:
Different tax rates on foreign subsidiaries	(139,013)	(4)	(215,363)	(4)
Non-deductible expenses	(206)	-	(2,016)	-
Derecognition of previously recognized tax benefits	(17,605,113)	(527)	-	-
Change in valuation allowance and other	(696,606)	(21)	(1,155,772)	(21)
Income tax expense	$ (17,605,113)	(527)	$ 0	0

The Company recorded income tax expense of $17,605,113 and nil during the nine months ended September 30, 2023 and 2022. Income tax expense in 2023 was a result of the derecognition of previously recognized tax benefits as outlined below.

The 2017 and 2018 tax filings of the Company’s U.S. subsidiary are under examination by the Internal Revenue Service (IRS). Additionally, Canada Revenue Agency (CRA) is examining the Company’s 2018 and 2019 international transactions. The Company has been advised by the IRS that it will issue Notices of Proposed Adjustment (NOPA) proposing to (i) disallow the worthless stock deductions (related to investments in the Brisas project) taken by the Company’s U.S. subsidiary for the 2017 tax year and (ii) tax income on or related to the Award that may be received by the Company in the future.

ASC 740-10-25 requires that the Company recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The tax benefits of the worthless stock deductions referred to above were previously recorded in the Company’s financial statements on the basis that it was more likely than not that the tax filing position would be sustained. As of each balance sheet date, the Company reassesses the tax position and considers any changes in facts or circumstances that indicate factors underlying the sustainability assertion have changed and whether the amount of the recognized tax benefit is still appropriate.

The Company disagrees with the IRS’s position and currently plans to appeal any NOPAs, if and when they are received. Moreover, the Company intends to pursue the competent authority process if and when appropriate to ensure no double taxation of the Award amounts by Canada and the U.S. However, given the increased uncertainty the IRS’s position has raised and in consideration of the ongoing CRA audit, the Company has determined that it is appropriate to derecognize the tax benefit of the worthless stock deductions. Accordingly, the Company recognized approximately $17.6 million in income tax expense (including interest of $1.6 million), resulting in the reversal of an $8.1 million income tax receivable and the recording of an income tax payable of $9.5 million (including interest of $1.6 million) during the period ended September 30, 2023.

The Company also recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced if our estimate of future taxable income changes.

Determining our tax liabilities requires the interpretation of complex tax regulations and significant judgment by management. There is no assurance that the tax examinations to which we are currently subject will result in favorable outcomes.

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A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, exclusive of interest and penalties, is as follows:

	September 30,	December 31,
	2023	2022

Total amount of gross unrecognized tax benefits at beginning of year	$-	$-
Addition based on tax positions related to the current year	-	-
Addition for tax positions of prior years	16,046,894	-
Reductions for tax positions of prior years	-	-
Settlements	-	-
Total amount of gross unrecognized tax benefits at end of period	$16,046,894	$-

At September 30, 2023 and December 31, 2022, the amount of unrecognized tax benefits, inclusive of interest that, if recognized, would impact the Company’s effective tax rate were $17,605,113 and nil, respectively. The amount of unrecognized tax benefits does not include any penalties that may be assessed.

The components of the Canadian and U.S. deferred income tax assets and liabilities as of September 30, 2023 and December 31, 2022 were as follows:

	September 30,	December 31,
	2023	2022
Deferred income tax assets
Net operating loss carry forwards	$40,107,256	$39,298,070
Property, Plant and Equipment	2,178,315	2,129,038
Other	1,652,503	1,672,940
Total deferred income tax asset	43,938,074	43,100,048
Valuation allowance	(43,778,546)	(43,090,943)
Deferred income tax assets net of valuation allowance	$159,528	$9,105
Deferred income tax liabilities
Other	(159,528)	(9,105)
Net deferred income tax asset	$-	$-

At September 30, 2023, we had the following U.S. and Canadian tax loss carry forwards stated in U.S. dollars.

	U.S.	Canadian	Expires
$		$ 1,930,795	2026
		3,583,304	2027
		13,657,922	2028
		12,943,713	2029
		15,991,238	2030
		17,906,485	2031
		5,195,430	2032
		7,553,087	2033
		8,751,396	2034
		12,491,972	2035
		14,851,640	2036
		11,200,174	2037
		1,071,826	2038
		2,793,485	2039
		4,152,395	2040
		15,031,186	2041
		3,957,126	2042
		3,084,278	2043
	5,097,110		-
	$5,097,110	$ 156,147,452